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UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 20)*

TRANS WORLD ENTERTAINMENT CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

89336 Q 10 0
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[           ]           Rule 13d-1(b)
[           ]           Rule 13d-1(c)
[X]                   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89336 Q 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
ROBERT J. HIGGINS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization
UNITED STATES

	5.	Sole Voting Power
16,304,429 (including 4,050,000 shares subject to options that are exercisable within 60 days).

Number of
Shares	6.	Shared Voting Power
Beneficially		188,050
Owned by
Each
Reporting	7.	Sole Dispositive Power
Person		16,304,429 (including 4,050,000 shares subject to options that are exercisable within 60 days).
With

	8.	Shared Dispositive Power
188,050

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
16,492,479 SHARES

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
[ ]

11.	Percent of Class Represented by Amount in Row (9)
53.4%

12.	Type of Reporting Person (See Instructions)
IN

Item 1.

	(a)	Name of Issuer
TRANS WORLD ENTERTAINMENT CORPORATION

	(b)	Address of Issuer's Principal Executive Offices
38 CORPORATE CIRCLE
ALBANY, NEW YORK 12203

Item 2.

	(a)	Name of Person Filing
ROBERT J. HIGGINS

	(b)	Address of Principal Business Office or, if none, Residence
38 CORPORATE CIRCLE
ALBANY, NEW YORK 12203

	(c)	Citizenship
UNITED STATES

	(d)	Title of Class of Securities
COMMON STOCK, PAR VALUE $0.01 PER SHARE

	(e)	CUSIP Number
89336Q 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 16,492,479 SHARES

(b) Percent of class: 53.4%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 16,304,429 SHARES (including 4,050,000 shares subject to options that are exercisable within 60 days).

(ii) Shared power to vote or to direct the vote 188,050 SHARES

(iii) Sole power to dispose or to direct the disposition of vote 16,304,429 SHARES (including
4,050,000 shares subject to options that are exercisable within 60 days).

(iv) Shared power to dispose or to direct the disposition of 188,050 SHARES

Item 5.	Ownership of Five Percent or Less of a Class
[ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
[ ]

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
[ ]

Item 8.	Identification and Classification of Members of the Group
[ ]

Item 9.	Notice of Dissolution of Group
[ ]

Item 10.	Certification
[ X ]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2007
Date

/s/ Robert J. Higgins
Signature

ROBERT J. HIGGINS
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
Name/Title